UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TANGOE, INC.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Vector Capital IV L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Paul Hastings LLP 55 Second Street, Suite 2400 San Francisco, CA 94105 Telephone: (415) 856-7000 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WK, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,819,276*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,916,479
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,819,276*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.90%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,819,276*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,916,479
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,819,276*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.90%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,950,369*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 47,572
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,369*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.09%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,950,369*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 47,572
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,369*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.09%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,866,848*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,964,051
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,866,848*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 9,866,848*
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,964,051
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,866,848*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.02%
14.	Type of Reporting Person (See Instructions) IN

*	See Item 5

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III”), Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), Vector Capital, L.L.C., a Delaware limited liability company (“VC” and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and collectively with Vector, the “Reporting Persons”) on November 16, 2015 (the “Initial 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 9, 2016 (together with the Initial 13D, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by the addition of the following:

Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and José E. Feliciano (collectively, the “Clearlake Entities”) are jointly filing a separate Schedule 13D reporting beneficial ownership of Shares (the “Clearlake 13D”). The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Clearlake Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 2, 2017, Clearlake Capital Group, L.P. (“Clearlake”) (an affiliate of the Clearlake Entities) and Vector Capital Management, L.P. (an affiliate of Vector) submitted a non-binding indication of interest (the “IOI”) to the Company pursuant to which Vector and Clearlake proposed to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company, other than the shares held by the Clearlake Entities and the Vector Entities, for $7.00 per share. A copy of the IOI is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the IOI are qualified in their entirety by reference to the IOI filed herewith.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by the addition of the following:

vii. The disclosure in this Amendment No. 2 assumes that the Clearlake Entities own 5,902,797 Shares, which is the number of Shares the Clearlake Entities disclosed they owned in the Clearlake 13D. The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Clearlake Entities, and as a result each of the Reporting Persons may have shared voting power over the Shares owned by the Clearlake Entities.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Initial 13D is hereby amended by the addition of the following:

Exhibit Number	Document

3	Non-Binding Preliminary Indication of Interest, dated as of January 2, 2017, from Clearlake Capital Group, L.P. and Vector Capital Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 3, 2017

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR ENTREPRENEUR FUND III, L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky